Maxus Real Property Investors - Four, L.P.

                        Financial Statements and Schedule

                           November 30, 2002 and 2001

                   (With Independent Auditors' Report Thereon)

                   Maxus Real Property Investors - Four, L.P.



                                Table of Contents


                                                                           Page

Independent Auditors' Report                                                 1

Balance Sheets                                                               2

Statements of Operations                                                     3

Statements of Partners' Deficit                                              4

Statements of Cash Flows                                                     5

Notes to Financial Statements                                                6

Schedule

1    Reconciliation of Partners' Deficit                                    10

                          Independent Auditors' Report

The Partners
Maxus Real Property Investors - Four, L.P.:

We have audited the accompanying balance sheets of Maxus Real Property Investors
- Four, L.P. (the Partnership) as of November 30, 2002 and 2001, and the related statements of operations, partners' deficit, and cash flows for the years then ended. In connection with our audits of the financial statements, we have also audited the financial statement schedule listed in the accompanying table of contents. These financial statements and financial statement schedule are the responsibility of the Partnership's general partners. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits.


We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Partnership's general partners, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Maxus Real Property Investors - Four, L.P. as of November 30, 2002 and 2001, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/ KPMG, LLP
Kansas City, Missouri
    December 20, 2002

                   MAXUS REAL PROPERTY INVESTORS - FOUR, L.P.

                                 Balance Sheets

                           November 30, 2002 and 2001

                     Assets                                      2002           2001
                     ------                                      ----           ----

Investment property (note 2):
     Land                                                   $  1,014,000       1,014,000
     Buildings and improvements                               15,940,000      15,615,000
                                                            ------------    ------------
                                                              16,954,000      16,629,000
     Less accumulated depreciation                            10,456,000       9,844,000
                                                            ------------    ------------
                 Total investment property, net                6,498,000       6,785,000
Cash and cash equivalents (note 2)                               911,000       1,048,000
Accounts receivable, less allowance for doubtful accounts              -          30,000
Prepaid expenses                                                  86,000          48,000
Deferred expenses, less accumulated amortization                  82,000          93,000
Income tax deposit (note 3)                                       18,000         109,000
                                                            ------------    ------------
                                                            $  7,595,000       8,113,000
                                                            ============    ============

    Liabilities and Partners' Deficit
    ---------------------------------
Liabilities:
     Mortgage note payable (note 2)                         $  9,900,000       9,900,000
     Accounts payable and accrued expenses                       232,000         216,000
     Real estate taxes payable                                   126,000         125,000
     Refundable tenant deposits                                   75,000          94,000
                                                            ------------    ------------
                 Total liabilities                            10,333,000      10,335,000
Partners' deficit                                             (2,738,000)     (2,222,000)
                                                            ------------    ------------
                 Total liabilities and partners' deficit    $  7,595,000       8,113,000
                                                            ============    ============


See accompanying notes to financial statements

                   MAXUS REAL PROPERTY INVESTORS - FOUR, L.P.

                          Statements of Operations

                     Years ended November 30, 2002 and 2001

                                                                     2002         2001
                                                                     ----         ----
Revenues:
     Rental                                                       $2,647,000    2,659,000
     Other                                                           283,000      272,000
                                                                  ----------   ----------
                 Total revenues                                    2,930,000    2,931,000
                                                                  ----------   ----------
Expenses:
     Depreciation and amortization                                   623,000      595,000
     Repairs and maintenance, including common area maintenance      373,000      352,000
     Real estate taxes                                               138,000      136,000
     Interest                                                        738,000      738,000
     Professional fees                                               195,000      170,000
     Utilities                                                       160,000      154,000
     Management fees - related parties (note 5)                      185,000      184,000
     Other                                                           466,000      461,000
                                                                  ----------   ----------
                 Total expenses                                    2,878,000    2,790,000
                                                                  ----------   ----------
                 Net income                                       $   52,000      141,000
                                                                  ==========   ==========
Net income allocation:
     General partners                                             $    1,000        2,000
     Limited partners                                                 51,000      139,000
                                                                  ----------   ----------
                                                                  $   52,000      141,000
                                                                  ==========   ==========
Limited partner' data:
     Net income per unit                                          $     4.23        10.76
     Weighted average limited partnership units outstanding           12,066       12,868

See accompanying notes to financial statements.

                   MAXUS REAL PROPERTY INVESTORS - FOUR, L.P.

                         Statements of Partners' Deficit

                     Years ended November 30, 2002 and 2001

                                                    Limited          General
                                                    partners         partners        Total
                                                 -------------    ------------    ----------

Balance at November 30, 2000                       $(1,417,000)      (296,000)    (1,713,000)
Net income                                             139,000          2,000        141,000
Distributions ($20 per limited partnership unit)      (244,000)             -       (244,000)
Repurchase of 1,356 limited partnership units         (406,000)             -       (406,000)
                                                   -----------    -----------    -----------
Balance at November 30, 2001                        (1,928,000)      (294,000)    (2,222,000)
Net income                                              51,000          1,000         52,000
Distributions ($40 per limited partnership unit)      (460,000)             -       (460,000)
Repurchase of 245 limited partnership units           (108,000)             -       (108,000)
                                                   -----------    -----------    -----------
Balance at November 30, 2002                       $(2,445,000)      (293,000)    (2,738,000)
                                                   ===========    ===========    ===========

See accompanying notes to financial statements

                   MAXUS REAL PROPERTY INVESTORS - FOUR, L.P.

                            Statements of Cash Flows

                     Years ended November 30, 2002 and 2001



                                                                      2002           2001
                                                                      ----           ----
Cash flows from operating activities:
     Net income                                                    $    52,000        141,000
     Adjustments to reconcile net income to net cash provided by operating activities:
           Depreciation and amortization                               623,000        595,000
           Changes in accounts affecting operations:
              Accounts receivable                                       30,000         21,000
              Tax deposit                                               91,000       (109,000)
              Prepaid expenses                                         (38,000)       (36,000)
              Accounts payable and accrued expenses                     16,000         92,000
              Real estate taxes payable                                  1,000        125,000
              Refundable tenant deposits                               (19,000)        (5,000)
                                                                   -----------    -----------
                 Net cash provided by operating activities             756,000        824,000
                                                                   -----------    -----------
Cash flows from investing activities:
     Capital expenditures                                             (325,000)      (302,000)
                                                                   -----------    -----------
Cash flows from financing activities:
     Debt issuance costs                                                     -        (10,000)
     Distributions                                                    (460,000)      (244,000)
     Repurchase of partnership units                                  (108,000)      (406,000)
                                                                   -----------    -----------
                 Net cash used in financing activities                (568,000)      (660,000)
                                                                   -----------    -----------
                 Net decrease in cash and cash equivalents            (137,000)      (138,000)
Cash and cash equivalents, beginning of year                         1,048,000      1,186,000
                                                                   -----------    -----------
Cash and cash equivalents, end of year                             $   911,000      1,048,000
                                                                   ===========    ===========
Supplemental disclosure of cash flow information:
     Cash paid during the year for interest                        $   738,000        677,000

See accompanying notes to financial statements

                   MAXUS REAL PROPERTY INVESTORS - FOUR, L.P.

                         Notes to Financial Statements

                           November 30, 2002 and 2001

(1)  Summary of Significant Accounting Policies

     (a) Description of Business

         Maxus Real Property Investors - Four, L.P. (the Partnership) is a limited partnership organized under the laws of the State of Missouri on February 9, 1982 with an original term until December 31, 2082. The Partnership was organized to invest primarily in income-producing real properties such as shopping centers, office buildings and other commercial properties, apartment buildings, warehouses, and light industrial properties. The Partnership's portfolio is comprised of an apartment building located in West St. Louis County, Missouri, (Woodhollow Apartments), which generated 100% of total revenues for the years ended November 30, 2002 and 2001, respectively.


     (b) Basis of Accounting

         The financial statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America, and include only those assets, liabilities, and results of operations, which relate to the business of the Partnership. The statements do not include any assets, liabilities, revenues, or expenses attributable to the partners' individual activities. No provision has been made for Federal and state income taxes since these taxes are the personal responsibility of the partners.


     (c) Ownership and Management

         Bond Purchase L.L.C. (Bond Purchase) owns all outstanding stock of Maxus Capital Corp., the managing general partner of the Partnership. The Partnership has entered into a property management agreement with Maxus Properties, Inc., an affiliate of Bond Purchase (see note 5).

     (d) Partnership Interests

         Pursuant to the terms of the Partnership Agreement, net income is allocated 99% pro rata to the general and limited partners based upon the relationship of their original capital contributions, with the remaining 1% allocated to the general partners.

         Limited partnership per unit computations are based on the weighted average number of limited partnership units outstanding during the year.

     (e) Investment Property

         Investment property is carried at cost less accumulated depreciation. The investment property is depreciated over its estimated useful life of 30 years using the straight-line method of accounting. Furnishings and appliances are depreciated over five to seven years using the straight-line method of accounting.

                   MAXUS REAL PROPERTY INVESTORS - FOUR, L.P.

                         Notes to Financial Statements

                           November 30, 2002 and 2001


         The Partnership  applies  Statement of Financial  Accounting  Standards
         (SFAS) No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, for the recognition and measurement of impairment of long-lived assets to be held and used. Management reviews a property for impairment whenever events or changes in circumstances indicate that the carrying value of a property may not be recoverable. The review of recoverability is based on an estimate of undiscounted future cash flows expected to result from its use and eventual disposition. If impairment exists due to the inability to recover the carrying value of a property, an impairment loss is recorded to the extent that the carrying value of the property exceeds its estimated fair value.

     (f) Deferred Expenses

         Deferred expenses consist of financing costs and are amortized over the term of the related note payable.

     (g) Cash and Cash Equivalents

         The Partnership considers all investments with an original maturity of three months or less to be cash equivalents.

     (h) Revenues

         Lease agreements are accounted for as operating leases, and rentals from such leases are reported as revenues ratably over the terms of the leases.

         Included in other revenues are nonrental income items such as interest income, application fees, and late fees.

     (i) Use of Estimates

         Management of the Partnership has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with accounting principles generally accepted in the United States of America. Actual results could differ from those estimates.

     (j) Reclassifications

         Certain 2001 amounts have been reclassified to conform with the current year presentation.

                   MAXUS REAL PROPERTY INVESTORS - FOUR, L.P.

                         Notes to Financial Statements

                           November 30, 2002 and 2001

(2)  Mortgage Note Payable

     The mortgage note payable is secured by Woodhollow Apartments and calls for monthly interest payments of $61,000, with interest fixed at 7.45%. The principal balance is due December 1, 2010.


     In the event of prepayment by the Partnership, the note requires a substantial prepayment penalty. Included in cash and cash equivalents in the accompanying balance sheets is $124,000 and $147,000, at November 30, 2002 and 2001, respectively, of real estate tax and property insurance escrows held by the lender.


(3)  Federal Income Tax Status

     The managing general partner believes, based upon opinion of legal counsel, that the Partnership is a partnership for income tax purposes.

     Selling commissions and offering expenses incurred in connection with the sale of limited partnership units are not deductible for income tax purposes and, therefore, increase the partners' basis. Investment properties are depreciated for income tax purposes using rates which differ from rates used for computing depreciation for financial statement reporting. Rents received in advance are includable in taxable income in the year received. Insurance premiums are deductible for tax purposes in the year paid. Bad debt expense is deductible when a receivable is written off. Gains and losses in connection with the write-up and write-down of investment property are not recognized for income tax purposes until the property is disposed of.

     The comparison of financial statement and income tax reporting is as follows:

                                                Financial            Income
                                                Statement             Tax
                                                ---------            ------
     2002:
        Net income                             $   52,000           413,000
        Partners' deficit                      (2,738,000)       (3,688,000)

     2001:
        Net income                             $  141,000           550,000
        Partners' deficit                      (2,222,000)       (3,535,000)


     The Partnership has elected to have a tax year other than a calendar tax year. Accordingly, the Partnership is required to make deposits with the Internal Revenue Service in an amount equal to the partners' estimated tax payments that have been deferred due to the tax year election. For the year ended November 30, 2000, a $109,000 deposit was made in May of 2001, which is included in the accompanying 2001 balance sheet as an income tax deposit. For the year ended November 30, 2001, a $91,000 refund was received during 2002, resulting in an $18,000 deposit at November 30, 2002.

                  MAXUS REAL PROPERTY INVESTORS - FOUR, L.P.

                          Notes to Financial Statements

                           November 30, 2002 and 2001

(4)  Fair Value of Financial Instruments

     SFAS No. 107, Disclosures About Fair Value of Financial Instruments, requires the Partnership to disclose fair value information for all financial instruments, whether or not recognized in the balance sheets, for which it is practicable to estimate fair value. The Partnership's financial instruments, other than debt, are generally short-term in nature and contain minimal credit risk. These instruments consist of cash, accounts receivable, income tax deposit, accounts payable, accrued expenses, and refundable tenant deposits. The carrying value of these assets and liabilities in the balance sheets are assumed to be at fair value.

     The Partnership's mortgage note payable has a fair value of approximately $10,910,000 and $10,220,000 at November 30, 2002 and 2001, respectively, based on current interest rates.

(5)  Related-party Transactions

     Maxus Capital Corp. earned partnership management fees of $40,000 in 2002 and 2001, as provided for in the Partnership Agreement. In addition, Maxus Properties, Inc., an affiliate of Maxus Capital Corp., received property management fees of $145,000 and $144,000 in 2002 and 2001, respectively. Included in accounts payable and accrued expenses is $25,000 and $16,000 of accrued management fees payable to related parties at November 30, 2002 and 2001, respectively.


(6)  Supplementary Quarterly Data (Unaudited)


                                                                       2002
                                          --------------------------------------------------------------
                                          February 28        May 31         August 31        November 30
                                          -----------        ------         ---------        -----------

     Total revenues                     $    726,000        739,000           724,000         741,000
     Net income (loss)                        20,000         64,000           (20,000)        (12,000)
     Net income (loss) per limited
        partnership unit                        1.61           5.18             (1.59)          (0.99)

                                                                       2001
                                          --------------------------------------------------------------
                                          February 29        May 31         August 31        November 30
                                          -----------        ------         ---------        -----------
     Total revenues(1)                  $    705,000        726,000           751,000         749,000
     Net income (loss)                        54,000         36,000           (29,000)         80,000
     Net income (loss) per limited
        partnership unit                        3.92           2.51             (2.31)           6.42



     (1) Total 2001 revenue amounts above differ from amounts disclosed in the Partnership's Form 10QSB filings due to a reclassification of interest income to other revenue. Interest income of $2,000 was reclassified in 2001.

                                                                      Schedule 1
                   MAXUS REAL PROPERTY INVESTORS - FOUR, L.P.
                       Reconciliation of Partners' Deficit
                     Years ended November 30, 2002 and 2001

The reconciliation of partners' deficit between the financial statements and income tax reporting is as follows:

                                                                       Limited         General
                                                                       partners        partners        Total
                                                                       --------        --------        -----
2002:

    Balance per statement of partners' deficit                       $(2,445,000)      (293,000)    (2,738,000)
    Add:
       Selling commissions and other offering costs not deductible
         for income tax purposes                                       1,736,000              -      1,736,000
       Bad debt expense not deductible for income tax purposes            69,000          1,000         70,000
       Prepaid rents included in income for income tax purposes            7,000              -          7,000
       Write-down of investment property not recognized for income
         tax purposes                                                    565,000         10,000        575,000
                                                                     -----------    -----------    -----------
                                                                         (68,000)      (282,000)      (350,000)
    Less:
       Prepaid insurance deducted for income tax purposes                 85,000          1,000         86,000
       Excess depreciation deducted for income tax purposes            3,126,000        126,000      3,252,000
                                                                     -----------    -----------    -----------
               Partners' deficit per tax return                      $(3,279,000)      (409,000)    (3,688,000)
                                                                     ===========    ===========    ===========
2001:
    Balance per statement of partners' deficit                       $(1,928,000)      (294,000)    (2,222,000)
    Add:
       Selling commissions and other offering costs not deductible
         for income tax purposes                                       1,733,000              -      1,733,000
       Bad debt expense not deductible for income tax purposes            58,000          1,000         59,000
       Prepaid rents included in income for income tax purposes            3,000              -          3,000
       Write-down of investment property not recognized for income
         tax purposes                                                    565,000         10,000        575,000
                                                                     -----------    -----------    -----------
                                                                         431,000       (283,000)       148,000
    Less:
       Excess depreciation deducted for income tax purposes            3,550,000        133,000      3,683,000
                                                                     -----------    -----------    -----------
               Partners' deficit per tax return                      $(3,119,000)      (416,000)    (3,535,000)
                                                                     ===========    ===========    ===========


See accompanying independent auditors' report